Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-1 of our report dated March 16, 2006 (which expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change, as of January 1, 2006, in its method of accounting for employee stock-based compensation), relating to the consolidated financial statements of MetroPCS Communications, Inc. appearing in the Offering Circular, which is part of this Registration Statement, and to the reference to us under the headings “Summary Historical Financial and Operating Data,” “Selected Consolidated Financial Data” and “Experts” in such Offering Circular.
/s/ Deloitte & Touche LLP
Dallas, Texas
May 11, 2007